UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of November 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated November 2, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:November 2, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors sales for October 2015 at 43,486 units

Key Highlights:

  Passenger cars grew by 15% in October 2015
  M&HCVs and Exports continued to grow by 20% and 13% respectively in October 2015

Mumbai, November 01, 2015:Tata Motors continued to witness strong year-on-year growth in certain key segments in October 2015, with passenger cars (excluding UV's), M&HCV and Exports, growing by 15%, 20% and 13%, respectively. Total sale of Tata Motors passenger and commercial vehicles (including exports) were at 43,486 vehicles, higher by 1%, over 42,862 vehicles, sold in October 2014. The domestic sale of Tata commercial and passenger vehicles for October 2015 were at 38,917 nos., remained flat, over vehicles sold in October 2014.

Cumulative sales (including exports) for the fiscal at 286,055 nos., higher by 2% over 279,532 vehicles, sold last year.

Passenger Vehicles

In October 2015, Tata Motors passenger vehicles recorded a year-on-year growth of 11%, with sales of 12,798 nos., compared to 11,511 nos.

The growth trend was driven by the cars segment, specifically the new launches. The sale of the passenger cars in October 2015 were higher by 15% at 11,049 nos., compared to 9,594 nos., in October 2014. UV sales declined by 9% at 1,749 nos., in October 2015.

Cumulative sales of all passenger vehicles in the domestic market for the fiscal are 77,804 nos., higher by 14% over last year.

Commercial Vehicles

In commercial vehicles, M&HCV sales continued to grow at 12,504 nos., higher by 20%, over October 2014. The Light & Small Commercial Vehicle sales however continued to reflect industry decline and were at 13,615 nos., a decline of 19% over October 2014. These impacted the overall commercial vehicles sales for Tata Motors in the domestic market that were at 26,119 nos. in October 2015, a decline of 4% over October 2014.

Cumulative sales of commercial vehicles in the domestic market for the fiscal was 175,480 nos., lower by 4% over last year. Cumulative LCV sales was 90,819 nos., a decline of 22% over last year, while M&HCV sales at 84,661 nos., were higher by 26%, over last year.

Exports

The company's sales from exports were 4,569 nos., in October 2015, higher by 13% compared to 4,059 vehicles in October 2014. The cumulative sales from exports for the fiscal at 32,771 nos., were higher by 15%, over 28,375 nos., sold last year.

-Ends-

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.